UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 000-30666

NETEASE, INC.

Room 802, 8/F, China Life Centre

Tower A, One HarbourGate

No. 18 Hung Luen Road

Kowloon, Hong Kong

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXHIBIT INDEX

Exhibit 99.1	Announcement with The Stock Exchange of Hong Kong Limited – Announcement of the Second Quarter 2026 Results and Interim Results for the Six Months Ended June 30, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE, INC.

By	:	/s/ William Lei Ding
Name	:	William Lei Ding
Title	:	Chief Executive Officer

Date: August 20, 2026